Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for Q3 2025,
Including First Production from McClean North Uranium Mine

Toronto, ON – November 6, 2025. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the three and nine months ended September 30, 2025. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.
David Cates, President and CEO of Denison commented, “Denison has delivered several key accomplishments during the second half of 2025, demonstrating our ongoing re-emergence as a globally significant uranium producer. Firstly, we thank our colleagues at Orano Canada for their efforts to successfully commission and ramp-up production at the McClean North uranium mine, which is making use of the McClean Lake Joint Venture’s patented SABRE mining method. During the third quarter alone, ~2,000 tonnes of high-grade ore was extracted from the mine and over 85,000 lbs U3O8 were produced from the mill – with an impressive initial average operating cash cost of finished goods of approximately US$19 per lb U3O8.

At our flagship Wheeler River property, we have entered the final stages of the multi-year permitting process for our planned Phoenix In-Situ Recovery (‘ISR’) mine and are now starting to receive key final regulatory approvals – including the Ministerial approval received in July from the Province of Saskatchewan for the project’s Environmental Assessment (‘EA’). In October we completed the first part of the two-part Canadian Nuclear Safety Commission (‘Commission’) public hearing for the federal EA and license to construct the project. The final part of the hearing is scheduled during the week of December 8th, and we are optimistic that we will receive a decision from the Commission in early 2026.

In parallel to our permitting efforts at Wheeler River, we have made significant progress towards the completion of detailed engineering design efforts, having now achieved approximately 85% total engineering, with most scopes planned for the first year of construction at or near 100% total engineering. Procurement efforts continue, with nearly $27 million in initial capex having already been incurred and a further ~$44 million committed. Owing to our exceptionally strong balance sheet, we have been able to move confidently forward with procurement and construction planning efforts to ready ourselves for a final investment decision following regulatory approvals. At the end of the third quarter, and as a result of the successful completion of our issuance of convertible notes in August, Denison reported total cash, investments, and uranium holdings of nearly $720 million.

Our commitment to advancing Wheeler River through challenging uranium markets in past years has uniquely positioned Denison on the cusp of building the first new large-scale uranium mine in the Athabasca Basin region in nearly two decades, at a time when we are seeing persistent and notable improvements in near and long-term uranium market fundamentals. Global adoption of nuclear energy, as a critical carbon-free way to meet growing energy demands, continues to increase and has the potential to drive the demand for uranium significantly beyond many previous estimates.”

Highlights

■
Production Begins at McClean Lake North using SABRE Mining

In July 2025, the McClean Lake Joint Venture (‘MLJV’) announced the successful start of uranium mining operations at the McClean North deposit using the joint venture’s patented Surface Access Borehole Resource Extraction (‘SABRE’) mining method. Since the start of commercial production, on a 100% basis, 2,063 tonnes of high-grade ore has been extracted (Denison’s share: 464 tonnes). During the third quarter of 2025, 85,235 pounds of U3O8 (Denison’s share: 19,178 pounds of U3O8) were produced at an average operating cash cost of finished goods of approximately $27 per pound U3O8 (approximately US$19 per pound U3O8).

■
Completed US$345 Million Convertible Senior Notes Offering

On August 15, 2025, the Company completed its offering of ‘US-Style’ convertible senior unsecured notes due September 15, 2031 (the ‘Notes‘) for an aggregate principal amount of US$345 million. The Notes bear a cash interest coupon rate of 4.25% per annum payable semi-annually in arrears on March 15th and September 15th of each year, beginning March 15, 2026. The initial conversion rate for the Notes is 342.9355 common shares of Denison (‘Shares‘) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$2.92 per Share (approximately 35% premium to the closing price of the Shares at the time of pricing on August 12, 2025). The effective conversion price of the Notes is increased up to US$4.32 per Share (~100% premium to the closing price of the Shares at the time of pricing on August 12, 2025) after giving effect to the capped call overlay option strategy deployed by the Company, whereby Denison purchased cash-settled call options with a strike price equal to the initial conversion price of the Notes (US$2.92) and a cap price of US$4.32 (the ‘Capped Calls’). The purchase price for the Capped Calls was approximately US$35.4 million.

Conversions of the Notes may be settled in Shares, cash, or a combination of Shares and cash, at Denison's election. Additionally, Denison will have the right to redeem the Notes in certain circumstances and will be required to repurchase the Notes upon the occurrence of certain events. The Notes may only be converted by holders prior to June 15, 2031 in certain circumstances, and may be converted by holders after June 15, 2031. The Notes will mature on September 15, 2031. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company's uranium development projects, including to fund the construction of the planned Phoenix ISR operation situated on the Wheeler River Property (‘Wheeler River’) and for general corporate purposes.

■
Advanced Regulatory Approval Process for Phoenix with Provincial Approval of Environmental Assessment and Completion of Part I of Federal Commission Hearing

In July 2025, Denison received Ministerial approval under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Phoenix ISR Project and subsequently submitted the Provincial application to Construct a Pollutant Control Facility. A Pollutant Control Facility Permit is required for the construction of the mining and processing components of the facility and is anticipated to be issued prior to the completion of the federal regulatory approval process.

On October 8, 2025, Denison participated in the first part of the Commission’s public hearing (the ‘Hearing’). The Hearing, conducted in two parts, represents the final step in the federal approvals process to obtain the Federal EA approval and the Federal License to Prepare the Site & Construct (the ‘License’) for the proposed Phoenix ISR operation. Following the multi-year review period, the Commission staff have recommended the Commission grant an EA approval and the Licence to allow Denison to proceed with construction of the Wheeler River Project. The final Hearing is scheduled during the week of December 8, 2025. The Commission is expected to render a decision on the EA and License in early 2026.

■
Achieved Approximately 85% Completion of Total Engineering for Phoenix

Detailed design engineering for the planned Phoenix ISR mine commenced in early 2024 and continues to be on track for substantial completion prior to the commencement of construction, which is currently expected to occur following a final investment decision (‘FID’) during the first half of 2026.

Total engineering is significantly advanced with approximately 85% estimated to be completed by the date of this MD&A, including most scopes planned for the first year of construction at or approaching 100% total engineering. Principal engineering deliverables for scopes related to the second year of construction are expected to be approaching substantial completion by the end of 2025.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan.

In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the project’s EA by the Province of Saskatchewan and commencement in October 2025 of the Canadian Nuclear Safety Commission Hearings for Federal approval of the EA and project construction license. The Hearing is scheduled to continue and be concluded during the week of December 8, 2025.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV’s SABRE mining method having commenced in July 2025 using the MLJV’s SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).
In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates                     (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                      (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: projections with respect to exploration, development and expansion plans and objectives, including the scope, objectives and status of the proposed ISR operation for the Phoenix deposit; expectations with respect to the EA, EIS and Licensing and permitting for proposed operations at Wheeler River, including the Hearing; expectations with respect to mine development and operations on the Wheeler River property, including discussions of an FID and timing for construction and achievement of first production; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; and expectations regarding Denison’s joint venture ownership interests. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of the FS and PFS may not be maintained after further testing or be representative of actual conditions within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation, engineering, and development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.).

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.